

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail
Herman Yu
Acting Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

> **Re: Weibo Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted on February 18, 2014**
> **CIK No. 0001595761**

Dear Mr. Yu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We are in receipt of your artwork and will contact you separately with comments, if any.

2.   We note several recent reports in the media discussing your proposed initial public offering, such as the following (as examples only):

- "Weibo heading for IPO with $7bn-$8bn valuation target," The Financial Times, February 24, 2013, citing "three people familiar with the matter," discussing the anticipated valuation of the company, the planned size and timing of the offering, naming the underwriters and quoting one source, stating that "[t]his is going to be one of the biggest deals from China this year"; and

- • "China's Sina Plans U.S. IPO for Weibo," The Wall Street Journal, February 25, 2013, citing "two people with direct knowledge of the deal," discussing the planned size and timing of the offering, and naming the underwriters.

In your response letter, please describe the involvement of the company, the co-managers, and their affiliates in the dissemination of this information, provide us with copies of all media reports or other public communications by the company, the co-managers, and their affiliates of which you are aware that discuss the initial public offering and outline the steps you have taken and procedures you have implemented to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements. To expedite our review, provide English translations of any non-English media reports or public communications.

Prospectus Summary

General

3. We note your response to prior comment 4. However, your 18-page summary section is dense and continues to rely heavily on industry jargon to describe your business. For instance, your use of the terms such as "native ads," "social display ads," "check-ins" and the like are specialized terms not readily understood by persons unfamiliar with the industry. Please review this section and revise throughout to eliminate excessive detail and to describe your business using clear, concise, everyday words.

Our Business, page 1

4. We note your responses to prior comments 7 and 20. To the extent Mr. Yu serves as your chief financial officer or in any other management position, please include prominent disclosure that Mr. Yu also serves as SINA's chief financial officer and discuss any conflicts of interest. In addition, disclose that Mr. Wang was Senior Vice President at SINA immediately prior to his appointment as your chief executive officer.

Trends in Our User Metrics, page 2

5. The summary section should briefly disclose material information about your business and the securities offered pursuant to this registration statement. We note that the disclosure here and the charts on page 3 are duplicative of the detailed disclosure in the Management's Discussion and Analysis section and may be more appropriate in the Business section. Please revise to limit the information in the summary section accordingly.

Our Core Attributes

Aggregated, page 4

6.   We note your list of "popular" media outlets that you claim frequently use Weibo as a
        platform for distributing content and engaging with audiences. Given your claim that
        there are over 340,000 platform users, please tell us the objective basis for identifying
        these entities by name.

Our Value Proposition to Users, page 5

7.   Please revise to clarify, if true, that your partnership with Alipay is part of your strategic
        alliance with Alibaba. Disclose the material terms of this partnership in an appropriate
        location of the prospectus such as the Business or Our Relationship with Major
        Shareholders sections. To the extent this partnership is governed by one or more
        agreements, in addition to the Business Cooperation Agreement to be filed as Exhibit
        10.9, file the agreements as an exhibit to the registration statement or advise.

Risk Factors

Risks Related to Our Business

 "If we are unable to compete effectively for user traffic…," page 20

8.   We note your response to prior comment 16. Please tell us whether there has been any
        decline in the number of feeds, both organic and promoted. To the extent your operating
        results were materially impacted by any such declines, please revise your disclosure as
        appropriate to disclose this.

9.   We refer to the fourth quarter 2013 earnings call for SINA Corporation held on February
        25, 2014. SINA's Chairman and CEO noted that while the average time spent for your
        daily active users on Weibo increased by 3.4% in the months of September to December,
        the average time spent decreased by 16.3% from December 2012 to December 2013.
        Please revise to disclose this decline and explain the reason(s) for this decline. It was
        also noted that there was a slight increase in the time spent in the mobile terminal
        compared to the PC. To the extent the decline in time spent on Weibo, both overall and
        on the PC, is material, discuss this trend in the Management's Discussion and Analysis
        section, or advise.

"Our business and growth could suffer. . .," page 28

10.   We note your response to prior comment 20. Please include a discussion in an
        appropriate location of the prospectus, such as in the risk factor "We may have conflicts
        of interest with SINA" or in a separate risk factor, regarding the potential conflicts of

interest that may arise from Mr. Yu's role as chief financial officer of both Weibo and SINA.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

11. We note your response to prior comment 30 where you indicate that "the Company generates advertising and marketing revenues principally from PC-based social display solutions, which it introduced in 2012, and to a lesser extent from mobile-enabled promoted marketing arrangements such as promoted feeds, which it launched in the second quarter of 2013." Please revise to provide similar information in your filing. Also, tell us if there is a trend in user engagement from PC to mobile and if so, revise to disclose the expected impact of this trend, if any, on pricing, revenues and gross margins.

Trends in Our User Metrics, page 78

12. Consistent with your response to prior comment 32, please expand your disclosure to briefly explain the difference between tier 1 and tier 2 cities.

13. In response to prior comment 31, you state that the "number of registered user accounts to date is not a key performance indicator" so you deleted that metric from the registration statement. In your risk factors on page 19, you disclose that "[t]he growth of [y]our user base and the level of user engagement are critical to [y]our success." On page 80 you disclose under User Growth that "[y]our revenues are ultimately affected by the growth in [y]our user base." Since user account growth is critical to your success, explain and disclose why the number of "registered" user accounts and related growth or decline data is not material information to investors or please revise to provide such registered user data over the reported periods.

14. Please explain the nature of the limitations causing your inability to "gauge the period-to-period growth of [y]our revenues based on any particular user traffic metric." We note similar disclosure on page 80.

Monthly Active Users and Daily Active Users, page 78

15. We note that for the months of September and December 2013, the rate of increase in MAUs and DAUs declined over 2012 compared to prior year periods' rates of increases. We also note under "User Growth" on page 80 a similar decline in ARPU quarter to quarter growth rates for 2013. In this regard, please revise to provide ARPU comparative metrics for 2012. Revise the Management's Discussion and Analysis section to identify these trends and discuss any reasonably likely material effect on your revenues, net income and financial position that would cause reported financial information to not be indicative of future operating results or financial condition. See Form 20-F Part 1, Item 5. D.

16.   Please tell us why the MAU and DAU charts do not present the individual calendar months other than the last month of the quarter end periods. Tell us if you use monthly MAU and DAU data to observe and manage the business.

Business

Our Value Proposition to Advertising and Marketing Customers

Complementary to Traditional Media, page 125

17.   Please tell us how you will generate revenues, if any, through this partnership. To the extent the financial impact of the partnership is material, please include appropriate disclosure and tell us what consideration you have given to filing the agreement that governs this partnership as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Related Party Transactions

Transactions with SINA, page 163

18.   We note your response to prior comment 43 and the revised disclosure on page 163. Please revise further to include additional contextual information explaining that the 2011, 2012, and 2013 transactions relate to the step acquisition of Weibo Interactive. It appears that such expanded disclosure would include a brief discussion of SINA's initial investment in Weibo Interactive and Weiming's subsequent acquisition of Weibo Interactive. It is unclear from the disclosure whether there were multiple transactions in each year, or if a single transaction led to different charges in each year. Also, revise to disclose the interest rate noted in your response.

Description of Share Capital, page 165

19.   We note your statement that your two classes of shares immediately prior to completing your offering will be comprised of three parts: 1,800,000,000 Class A ordinary shares, 200,000,000 Class B ordinary shares and 400,000,000 shares. Please clarify your reference to "400,000,000 shares" in this context.

Note 1. Operations and reorganization

Reorganization, page F-8

20.   We note your responses to prior comments 12 and 46 and your revised disclosure indicating that the VIE and its subsidiary are controlled through contractual agreements. Please revise to indicate which entities are controlled through equity ownership.

Combination and Consolidation, page F-10

21.   We note your response to prior comment 48 describing the recognized and unrecognized revenue-producing assets held by the VIE. Please revise your disclosure to include information similar to that provided in your response.

Note 2. Significant Accounting Policies

Revenue recognition

Advertising and marketing revenues, page F-16

22.   We note your response to prior comment 52 describing your allocation policy for multiple element arrangements. However, we note that you continue to disclose the use of the "relative fair value" method of allocating arrangement consideration. Please revise to indicate, if true, that arrangement consideration is allocated among separate units of accounting based on their "relative selling prices." In this regard, with the release of ASU No. 2009-13, the "relative fair value" method is no longer used for purposes of allocating arrangement consideration. Refer to ASC 605-25-25-2(b).

23.   We note your response to prior comment 53 where you indicate that BESP is determined based on "the pricing of advertising areas of the Company's platform with similar popularity and advertisements with similar format." Please tell us what consideration was given to market conditions when determining BESP. Refer to ASC 605-25-30-6(c). Also, clarify whether the impact on revenue recognition, which you have indicated is insignificant, is immaterial.

Note 3. Investment in Weibo

Amount due to SINA, page F-24

24.   We note your disclosure on page 89 that this loan is payable on demand. Please revise to provide similar disclosure and any other material terms in the notes to the combined and consolidated financial statements. Also tell us what consideration was given to disclosing separately in your combined and consolidated statements of cash flows the gross proceeds and payments relating to this loan. To the extent the proceeds and payments activity is material, also revise to disclose the amounts under liquidity and capital resources in MD&A. Refer to ASC 230-10-45-7 through 9 for guidance on presentation within the statement of cash flows.

Note 14. Financial Instruments

Fair Value of Financial Instruments, page F-37

25.   We note your response to prior comment 58 and your revised disclosure including the fair value per ordinary share used in your December 31, 2013 valuation of the option liability. Please tell us the fair value used in the September 30, 2013 valuation of the option liability.

26.   We note your disclosure that expected life is "based on the remaining contractual period of the option." Please tell us how the contractual period relates to the expiration disclosed on page F-12, which appears to occur with the consummation of a qualified IPO of the Company. We further note that in your prior filing, the expected life was based upon the estimated time to a liquidation event, and you continue to disclose this on page 95 of the filing. Clarify the differences in these disclosures and explain the reason(s) for any changes in your assumptions regarding expected life other than the passage of time.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551- 3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP